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                                                          SEC FILE NUMBER
                                                             000-32887

                                                           CUSIP NUMBER
                                                            307014 10 0


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

                                   FORM 10-KSB

                     FOR THE PERIOD ENDED DECEMBER 31, 2005

                  This Amendment is being filed because the Registrant inadvertently reported in its Notification of Late Filing on Form 12b-25 of its annual report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 30, 2006 (File No. 000-32887), that it had filed all of its periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months. The correct information is set forth in Part IV, Item 2 below.

                         PART I - REGISTRANT INFORMATION

FAMILY HOME HEALTH SERVICES INC.
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Full Name of Registrant

801 WEST ANN ARBOR TRAIL, SUITE 200
PLYMOUTH, MICHIGAN 48170
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

                           PART IV - OTHER INFORMATION

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             | | YES         |X| No

                  The Registrant has not yet filed the financial statements required by Rule 3-05 of Regulation S-X to be filed by amendment within 75 days after the filing of its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2005 (File No. 000-32887). The Registrant anticipated that the financials would be filed by the required date, but was not able to complete them. The Registrant intends to file the financials as soon as practicable.


                        FAMILY HOME HEALTH SERVICES INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 22, 2006                 By:   /s/ Kevin R. Ruark
     ------------                       -------------------------------------
                                        Kevin R. Ruark
                                        Chief Executive Officer and President